Exhibit 99.1

MEIWU TECHNOLOGY COMPANY LIMITED AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F-1

MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

		June 30, 2024
	Note	(Unaudited)	December 31, 2023
ASSETS
Current Assets:
Cash and cash equivalents		$3,092,759	$16,060,686
Restricted cash		1,329	1,361
Accounts receivable, net	5	1,988,344	2,874,494
Due from related party	13	168,935	117,141
Advances to suppliers, net		13,841,526	774,467
Inventories, net		92,934	95,124
Other current assets	6	767,213	465,480
Total Current Assets		19,953,040	20,388,753
Non-Current Assets:
Property and equipment, net	7	58,112	76,470
Right-of-use assets	11	66,466	119,056
Total Non-Current Assets		124,578	195,526
TOTAL ASSETS		20,077,618	20,584,279

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term loan	9	408,685	418,315
Accounts payable	10	1,792,866	2,547,805
Contract liabilities		1,093,706	1,004,832
Lease liabilities	11	79,628	119,434
Tax Payable		52,011	429,485
Accrued expenses and other current liabilities		4,122,133	3,115,282
Total Current Liabilities		7,549,029	7,635,153
Non-Current Liabilities:
Due to related parties	13	3,815,182	3,912,606
Long-term loan	9	-	-
Convertible notes	14	-	-
Lease liabilities	11	-	20,613
Total Non-Current Liabilities		3,815,182	3,933,219
TOTAL LIABILITIES		11,364,211	11,568,372

Commitment and Contingencies	17

STOCKHOLDERS’ EQUITY	12
Ordinary shares, no par value, unlimited shares authorized; 2,923,325 and 1,741,295 shares issued and outstanding as of December 31, 2023 and 2022, respectively*		-	-
Additional paid-in capital		44,515,833	44,515,833
Accumulated deficit		(33,483,614)	(33,147,714)
Accumulated other comprehensive loss		(1,910,655)	(1,953,766)
Equity attributable to owners of the Company		9,121,564	9,414,353
Non-controlling interests		(408,157)	(398,446)
TOTAL STOCKHOLDERS’ EQUITY		8,713,407	9,015,907

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$20,077,618	$20,584,279

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12)

See accompanying notes to consolidated financial statements.

F-2

MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER

COMPREHENSIVE LOSS
(Unaudited)

		For the Six Months Ended June 30,
	Note	2024	2023
NET REVENUE		$86,159	$10,683,243
COST OF REVENUE		42,089	8,228,377
GROSS PROFIT		44,070	2,454,866

OPERATING EXPENSES
Sales and Marketing Expenses		63,992	801,374
General and Administrative Expenses		707,883	1,504,654
Research and Development Expenses		688	107,626
Total operating expenses		772,563	2,413,654
(LOSS) INCOME FROM OPERATIONS		(728,493)	41,212

Loss on disposal of subsidiary		-	(29,279)
Other Incomes (Expenses), net		11,314	(79,191)
LOSS BEFORE INCOME TAX		(717,179)	(67,258)
Income tax benefits (expenses)	15	371,568	(211,368)
NET LOSS		(345,611)	(278,626)
Less: net loss attributable to non-controlling interest		(9,710)	(10,715)
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment		43,111	(880,073)
TOTAL COMPREHENSIVE LOSS		$(302,500)	$(1,158,699)

LOSS PER SHARE – BASIC AND DILUTED		(0.10)	(0.01)
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC AND DILUTED*		3,152,212	80,917,493

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12)

See accompanying notes to consolidated financial statements.

F-3

MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

					Accumulated
	Ordinary Shares		Additional		Other	Non-
	Number of Shares*	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income/(Loss)	controlling interests	Total
Balance as of December 31, 2023	2,923,325	-	44,515,833	(33,147,713)	(1,953,766)	(398,447)	9,015,907

Shares based compensation granted to employees	438,498	-	-	-	-	-	-
Capital Contributions	-	-	-	-	-	-	-
Net Loss	-	-	-	(335,901)	-	(9,710)	(345,611)
Foreign Currency Translation Adjustment	-	-	-	-	43,111	-	43,111
Balance as of June 30, 2024	3,361,823	-	44,515,833	(33,483,614)	(1,910,655)	(408,157)	8,713,407

					Accumulated
	Ordinary Shares		Additional		Other	Non-
	Number of Shares*	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income/(Loss)	controlling interests	Total
Balance as of December 31, 2022	60,945,313	-	38,571,534	(17,081,329)	(1,281,864)	(152,126)	20,056,215

Issuance of ordinary shares on conversion of convertible notes	-	-	5,772,394	-	-	-	5,772,394
Capital Contributions	-	-	171,873	-	-	-	171,873
Net Loss	-	-	-	(267,911)	-	(10,715)	(278,626)
Foreign Currency Translation Adjustment	-	-	-	-	(880,073)	-	(880,073)
Balance as of June 30, 2023	60,945,313	-	44,515,801	(17,349,240)	(2,161,937)	(162,841)	24,841,783

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12)

See accompanying notes to consolidated financial statements.

F-4

MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended
	June 30,
	2024	2023

Cash flows from operating activities:
Net Loss	$(345,611)	$(278,626)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	58,774	83,490
Amortization of beneficial conversion feature of convertible notes	-	77,877
Change in operating assets and liabilities:
Account receivable, net	886,150	(964,938)
Inventories, net	2,190	85,554
Other current assets	(291,199)	(20,899)
Advances to suppliers, net	(13,067,059)	106,645
Accounts payable	(754,939)	(403,086)
Contract liabilities	88,874	291,778
Tax payable	(377,474)	184,288
Lease liabilities	(60,419)	(117,106)
Accrued expenses and other current liabilities	1,006,851	477,471
Net cash used in operating activities	(12,853,862)	(333,642)

Cash flows from investing activities:
Purchase of intangible assets	-	(6,757,409)
Purchase of property and equipment	-	(5,496)
Net cash used in investing activities	-	(6,762,905)

Cash flows from financing activities:
Proceeds from related parties loans	204,475	376,430
Repayment of related party loans	(167,180)	(167,180)
Repayment of Bank loans	(9,630)	(103,894)
Capital contributions	-	171,873
Net cash provided by financing activities	27,665	277,229

Effect of changes of foreign exchange rate on cash	(141,762)	(1,113,719)

Net decrease in cash	(12,967,959)	(7,933,037)

Cash and cash equivalents at the Beginning of the period	16,062,047	23,716,768

Cash and cash equivalents at the end of the period	$3,094,088	$15,783,731

SUPPLEMENTARY CASH FLOW INFORMATION:
Deferred offering cost reduces Additional Paid-in Capital	-	(9,893)

See accompanying notes to consolidated financial statements.

F-5

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND

Meiwu Technology Company Limited (“Meiwu” or the “Company”), formerly known as Wunong Net Technology Co., Ltd is a holding company incorporated under the laws of British Virgin Islands on December 4, 2018. Through contractually controlled and managed company, Meiwu Zhishi Technology (Shenzhen) Co., Ltd, formerly known as Wunong Technology (Shenzhen) Co., Ltd (“Meiwu Shenzhen”) and its subsidiaries, the Company operates an electronic online platform designed to provide primarily Clean Food to customers in China.

On February 15, 2019, the Company acquired all shares of Shenzhen Vande Technology Co., Limited (“Vande”) pursuant to the Instrument of Transfer, Sold Note and Bought Note recorded with Registrar of Companies in Hong Kong Special Administration Region (SAR).

Vande, incorporated on April 6, 2017 in Hong Kong, incorporated Guo Gang Tong (“WFOE”) in the People’s Republic of China with a registered capital of RMB 5,000,000 on December 28, 2018.

On March 2, 2019, WFOE entered into a series of contractual agreements with Meiwu Shenzhen, a company incorporated in the People’s Republic of China on June 16, 2015 with a registered capital of RMB 5,000,000. These agreements include an Exclusive Technology Consulting Services Agreement, an Equity Interest Pledge Agreement, an Exclusive Purchase Rights Agreement, and a Proxy Agreement, and allow us to:

●	exercise effective control over Meiwu Shenzhen;
●	receive substantially all of the economic benefits of Meiwu Shenzhen; and
●	have an exclusive option to purchase all or part of the equity interests in Meiwu Shenzhen when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Meiwu Shenzhen, and we treat Meiwu Shenzhen as a Variable Interest Entity (“VIE”) in accordance with the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”, because the equity investments in Meiwu Shenzhen no longer have the characteristics of a controlling financial interest, and the Company, through WFOE, is the primary beneficiary of Meiwu Shenzhen. Accordingly, Meiwu Shenzhen has been consolidated.

Since Meiwu Technology Company Limited and its subsidiaries are effectively controlled by the same controlling shareholders before and after the Reorganization, they are considered to be under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

F-6

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

On September 29, 2020, Meiwu Shenzhen, together with two individuals, Guoming Huang (“Huang”) and Yafang Liu (“Liu”), established a new Shanghai subsidiary, Wude Agricultural Technology (Shanghai) Co., Ltd (“Wude Shanghai”). Wude’s registered capital is RMB 20 million (approximately, $3.1 million) and its equity interests are divided among Meiwu Shenzhen (51%), Liu (25%) and Huang (24%). Meiwu Shenzhen transferred the 51% ownership interest to Huang and Liu on December 15, 2020 and repurchased the 51% ownership interest on January 28, 2021.

On October 20, 2020, Meiwu Shenzhen entered into an Equity Transfer Agreement to acquire 51% equity interests in a newly-incorporated company, Baode Supply Chain (Shenzhen) Co., Ltd (“Baode”). Baode’s registered capital is RMB 5 million (approximately $781,466) and its equity interest is divided among Meiwu Shenzhen (51%), Shiliang Ma (30%) and Yongqiang He (19%). Meiwu Shenzhen transferred the 100% ownership interest to Yafang Liu on December 15, 2020 and repurchased the ownership interest on January 19, 2021. Baode’s registered capital was increased to RMB 30 million (approximately $4.6 million) on April 29, 2021.

On November 4, 2020, Meiwu Shenzhen incorporated a wholly-owned subsidiary, Wunong Technology (Liaoning) Co., Ltd (“Wunong Liaoning”). Wunong Liaoning’s registered capital is RMB 8.88 million (approximately US$1.4 million). Meiwu Shenzhen transferred the 100% ownership interest to Ze Yu on December 11, 2020 and repurchased the ownership interest on January 27, 2021. Wunong Liaoning was stopped business on December 26, 2022.

On December 10, 2020, Meiwu Shenzhen incorporated a wholly-owned subsidiary, Wunong Technology (Shaanxi) Co., Ltd (“Wunong Shaanxi”). Wunong Shaanxi’s registered capital is RMB 8.8 million (approximately $1.3 million). Meiwu Shenzhen transferred the 100% ownership interest to Haiyan Qin on December 14, 2020 and repurchased the ownership interest on January 26, 2021.

On December 17, 2020, the Company completed the initial public offering (“IPO”) of 5,000,000 Ordinary Shares at a price of $5.00 per share to the public for a total of US$25,000,000 of gross proceeds. In addition, the underwriters purchased 999,910 ordinary shares from a selling shareholder for $4,999,550 for a total of US$29,999,550 in total gross proceeds from the offering. The Company’s ordinary shares began trading on the Nasdaq Capital Market on December 15, 2020 under the symbol “WNW”.

On November 23, 2021, the Company entered into a Stock Purchase Agreement (“SPA”) with Boxinrui International Holdings Limited (the “Anxin BVI”) to acquire Beijing Anxin Jieda Logistics Co., Ltd. (“Anxin”). As of March 11, 2022, Anxin BVI failed to deliver the audited financial statements of Anxin for the year ended December 31, 2020 and 2019. The parties entered into a termination agreement, (the “Termination Agreement”) pursuant to terminate the transaction.

F-7

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

On December 28, 2021, Meiwu Shenzhen sold the 51% equity interests of Baode Supply Chain (Shenzhen) Co., Ltd to Mr. Shiliang Ma, who held 30% ownership of Baode with the amount of RMB 200,000 (approximately $31,405). Upon the consummation of the sale of 51% equity shares in Baode, Meiwu Shenzhen ceased to hold shares in Baode and Baode was no longer a majority controlled subsidiary of Meiwu Shenzhen.

On March 31, 2022, the Company entered into a Stock Purchase Agreement (“SPA”) with Magnum International Holdings Limited (the “Yundian BVI”) to acquire Dalian Yundian Zhiteng Technology Company Limited (“Yundian”). Upon the closing, the Company shall deliver to the Yundian BVI total consideration of US$8.1 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.9 per share, for a total of 9,000,000 Ordinary Shares (“Share Consideration”) provided. The closing of the Yundian SPA occurred on April 19, 2022.

On May 12, 2022, Meiwu Shenzhen, together with Shenzhen Heme Enterprise Consulting Partnership (limited partnership) (“Heme Consulting”), established a new Shenzhen subsidiary, Heme Brand Chain Management (Shenzhen) Co., Ltd. (“Heme Shenzhen”). Heme Shenzhen’s registered capital is RMB 10 million (approximately, $1.5 million) and its equity interests are divided among Meiwu Shenzhen (51%) and Heme Consulting (49%).

On June 23, 2022, the Company entered into a Stock Purchase Agreement (“SPA”) with Mahaotiaodong Information Technology Company Limited (the “Mahao BVI”) to acquire Code Beating (Xiamen) Technology Company Limited (“Code Beating”). Upon the closing, the Company shall deliver to the Mahao BVI total consideration of US$6 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.6 per share, for a total of 10,000,000 Ordinary Shares (“Share Consideration”) provided. The closing of the Mahao SPA occurred on June 23, 2022.

On July 22, 2022, Heme Shenzhen established a new Shenzhen subsidiary, Heme Catering Management (Shenzhen) Co., Ltd (“Heme Catering”). Heme Catering’s registered capital is RMB 10 million (approximately, $1.5 million) and its equity interests are wholly-owned by Heme Shenzhen.

On October 31, 2022, the Company changed the name from “Wunong Technology (Shenzhen) Co,. Ltd” to Meiwu Zhishi Technology (Shenzhen) Co,. Ltd.

On December 12, 2022, the Company entered into a Stock Purchase Agreement (“SPA”) with Xinfuxin International Holdings Limited (the “Yuanxing BVI”) to acquire Hunan Yuanxing Chanrong Technology Co., Ltd (“Yuanxing”). Upon the closing, the Company shall deliver to the Yuanxing BVI total consideration of US$9.6 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.8 per share, for a total of 12,000,000 Ordinary Shares (“Share Consideration”). The closing of the Yuanxing SPA occurred on December 23, 2022.

On February 21, 2024 under the incentive plan registered of the Company issuance of 438,498 Ordinary Shares with a cost basis of $1.01 per share.

F-8

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

As of December 31, 2023, details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities

Meiwu Technology Company Limited (“Meiwu” or the “Company”, formerly known as Wunong Net Technology Company Limited)	December 4, 2018	British Virgin Islands	Parent	Holding Company

Shenzhen Vande Technology Co., Limited (“Vande”)	April 6, 2017	Hong Kong	100	Holding Company

Magnum International Holdings Limited (“Yundian BVI”)	July 30, 2021	British Virgin Islands	100	Holding Company

Mahaotiaodong Information Technology Company Limited (“Mahao BVI”)	December 29, 2021	British Virgin Islands	100	Holding Company

Xinfuxin International Holdings Limited (“Yuanxing BVI”)	June 27, 2018	British Virgin Islands	100	Holding Company

Guo Gang Tong Trade (Shenzhen) Co., Ltd (“WFOE”)	December 28, 2018	Shenzhen, China	100	Holding Company

Yun Tent Technology Company Limited (“YunTent”)	August 10, 2021	Hong Kong	100% owned by Yundian BVI	Holding Company

DELIMOND Limited (“DELIMOND”)	January 3, 2019	Hong Kong	100% owned by Mahao BVI	Holding Company

F-9

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND (CONTINUED)

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities

Antai Medical Limited (“Antai”)	January 20, 2017	Hong Kong	100% owned by Yuanxing BVI	Holding Company

Dalian Yundian Zhiteng Technology Company Limited (“Yundian”)	April 8, 2020	Dalian, China	100% owned by YunTent	Technology service

Code Beating (Xiamen) Technology Company Limited (“Code Beating”)	May 21, 2020	Xiamen, China	100% owned by DELIMOND	Short messages service

Hunan Yuanxing Chanrong Technology Co., Ltd (“Yuanxing”)	April 25, 2019	Chenzhou, China	100% owned by Antai	Technology service, fruits and frozen products sales

Meiwu Zhishi Technology (Shenzhen) Co., Ltd (“Meiwu Shenzhen”, formerly known as Wunong Technology (Shenzhen) Co., Ltd)	June 16, 2015	Shenzhen, China	VIE	An electronic online platform designed to provide primarily Clean Food to customers in China

Meiwu Catering Chain Management (Shenzhen) Co., Ltd (“Meiwu Catering”, formerly known as Wunong Catering Chain Management (Shenzhen) Co., Ltd)	November 27, 2018	Shenzhen, China	100% owned by Meiwu Shenzhen	Restaurant service, food sales

Wude Agricultural Technology (Shanghai) Co., Ltd (“Wude Shanghai”)	September 29, 2020	Shanghai, China	51% owned by Meiwu Shenzhen	Food selling, agricultural products purchase and wholesale

Heme Brand Chain Management (Shenzhen) Co., Ltd. (“Heme Shenzhen”)	May 12, 2022	Shenzhen, China	100% owned by Meiwu Shenzhen	Drink sales

Heme Catering Management (Shenzhen) Co., Ltd (“Heme Catering”)	July 22, 2022	Shenzhen, China	100% owned by Heme Shenzhen	Drink sales

Shenzhen Jiayuan Liquor Sales Co., Ltd. (“Shenzhen Jiayuan”)	May 4, 2023	Shenzhen, China	70% owned by Meiwu Shenzhen	Alcohol sales

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the ownership structure, contractual arrangements and business of the Company, WFOE or Meiwu Shenzhen are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating the income or the income of WFOE and Meiwu Shenzhen, revoking the business licenses or operating licenses of WFOE or Meiwu Shenzhen, discontinuing or placing restrictions or onerous conditions on our operations, requiring the Company to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our offerings to finance the business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to the business operations and severely damage our reputation, which would in turn materially and adversely affect the business, financial condition and results of operations. If any of these occurrences results in the inability to direct the activities of Meiwu Shenzhen, and/or the failure to receive economic benefits from Meiwu Shenzhen, the Company may not be able to consolidate their results into the consolidated financial statements in accordance with U.S. GAAP.

F-10

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. LIQUIDITY

The Company had cash of $3,094,088 and $16,062,047 as of June 30, 2024 and December 31, 2023, respectively. Net loss was $0.35 million and $0.28 million for six months ended June 30, 2024 and 2023. The Company had working capital of $12.40 million and $12.75 million as of June 30, 2024 and December 31, 2023, respectively. The Company have funded working capital and other capital requirements primarily by equity contributions from shareholders. Cash is required to pay purchase costs for inventory, salaries, selling expenses, rental expenses, income taxes, and other operating expenses.

In assessing liquidity, management monitors and analyses cash on hand, ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments. For the six months ended June 30, 2024, major shareholders have contributed approximately $204,475 to the Company.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

● Basis of presentation and principles of consolidation

These accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. The consolidated financial statements include the accounts of the Company, its subsidiaries, and the VIE. All intercompany balances and transactions between the Company, its subsidiaries and the VIE are eliminated upon consolidation.

● Consolidation of Variable Interest Entity

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investments lack the characteristics of a controlling financial interest, such as through voting rights, and the right to receive the expected residual returns of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Guo Gang Tong Trade (Shenzhen) Co., Ltd is deemed to have a controlling financial interest in and be the primary beneficiary of Meiwu Shenzhen because it has both of the following characteristics:

(1)	The power to direct activities at Meiwu Shenzhen that most significantly impact such entity’s economic performance, and
(2)	The right to receive benefits from Meiwu Shenzhen that could potentially be significant to such entity.

Pursuant to the contractual arrangements with Meiwu Shenzhen, Meiwu Shenzhen pays service fees equal to all of its net profit after tax payments to WFOE. Such contractual arrangements are designed so that Meiwu Shenzhen operates for the benefit of Guo Gang Tong Trade (Shenzhen) Co. Ltd and ultimately, the Company.

F-11

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Consolidation of Variable Interest Entity (continued)

Accordingly, the accounts of the Meiwu Shenzhen and its subsidiaries are consolidated in our financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in our financial statements. The carrying amount of this VIE’s assets and liabilities are as follows:

	June 30,	December 31,
	2024	2023
Current assets	$750,242	$485,789
Property and equipment, net	52,886	71,121
Right of Use Lease Assets, net	66,466	119,056
Total assets	869,594	675,966
Total current liabilities	7,175,097	6,960,419
Total non-current liabilities	230,426	262,384

	For the six months ended June 30,
	2024	2023
Revenue	$86,159	$1,906,966
Cost of revenue	42,089	563,818
Operating expenses	402,932	1,803,372
Net loss	(358,349)	(370,088)

	For the six months ended June 30,
	2024	2023
Net cash used in operating activities	$(231,248)	$(374,667)
Net cash used in investing activities	-	(5,496)
Net cash provided by financing activities	27,665	277,229
Effect of changes of foreign exchange rate on cash	270,340	68,612
Net increase (decrease) in cash and cash equivalents	66,757	(34,323)

F-12

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, valuation of inventory, and recoverability of carrying amount and the estimated useful lives of fixed assets, and implicit interest rate of operating leases.

● Business combinations

The Company accounted for its business combination using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained non-controlling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

● Cash

Cash consist of cash on hand, cash in bank with no restrictions, as well as highly liquid investments which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when initially purchased.

● Accounts receivable, net

Accounts receivable, net mainly represent amounts due from clients and are recorded net of allowance for doubtful accounts.

The Company mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of historical bad debts, creditworthiness and financial conditions of the clients, current economic trends and changes in client payment patterns. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote. The allowance was $398,099 and $407,480 as of June 30, 2024 and December 31, 2023, respectively.

● Inventories, net

The Company values its inventories at the lower of cost or net realizable value. The cost of inventories is calculated using the first in first out basis.

Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Any idle facility costs or excessive spoilage are recorded as current period charges. There was no inventory impairment for the six months ended June 30, 2024 and 2023.

F-13

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Advances to suppliers

Advances to suppliers represent prepayments made to certain suppliers of Clean Food. To ensure continuous high-quality supplies and favorable purchase prices of Clean Food, the Company is required from time to time to make cash advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund the advance. As of June 30, 2024 and December 31, 2023, the allowances was $263,530 and $269,740 respectively.

● Property and equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Depreciation is computed using the straight-line method over estimated useful lives listed below:

Estimated Useful Life
Computers and accessories	3 years
Vehicle	5 years
Office Equipment	5 years
Leasehold improvement	5 years

When computers and accessories, vehicle, and office equipment are retired or otherwise disposed of, resulting gain or loss is included in net income or loss in the year of disposition for the difference between the net book value and proceeds received thereon. Maintenance and repairs which do not improve or extend the expected useful lives of the assets are charged to expenses as incurred.

Leasehold improvements are amortized using the straight-line method over the remaining lease term.

Depreciation for equipment commences once it is placed in service and amortization of leasehold improvements commences once they are ready for our intended use.

Construction in progress is related to office renovation that has not yet been completed for our intended use. Capitalization of the cost of renovation ceases and the construction in progress is transferred to leasehold improvement when substantially all the renovations are completed. Construction in progress is not depreciated until they are ready for our intended use.

F-14

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Leased property under operating leases

The Company early adopted ASU 2016-02, “Leases” on January 1st, 2017 and used modified retrospective method that requires application at the beginning of the earliest comparative year presented. The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s balance sheet for office space leases. Upon adoption, the Company recognized additional lease liabilities of $22,192 with corresponding ROU assets of the same amount based on the present value of the remaining rental payments under current leasing standards for existing leases. The remaining balance of lease liabilities are presented within current portion of finance lease liabilities and the non-current portion of lease liabilities on the Consolidated Balance Sheet.

● Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortized, and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive (loss) income. Impairment losses on goodwill are not reversed.

The Company has the opinion to assess qualitative factors to determine whether it is necessary to perform the two-step in accordance with ASC 350-20. If the Company believes, as a result of the qualitative carrying amount, the two-step quantities impairment test described below is required.

The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.

If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business acquisition with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit. over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow. The fair value of discounted cash flow was determined using management’s estimates and assumptions.

Management evaluated the recoverability of goodwill by performing a qualitative assessment before using a two-step impairment test approach at the reporting unit level. If the Company reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, goodwill will be reassigned based on the relative fair value of each of the affected reporting units. There was no goodwill impairment for the six months ended June 30, 2024 and 2023.

● Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairments of these assets as of June 30,2024 and December 31, 2023.

● Convertible notes

Convertible notes are recognized initially at fair value, net of upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees. Upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method.

● Revenue recognition

On January 1, 2017, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) using the modified retrospective approach. The results of applying Topic 606 using the modified retrospective approach were insignificant and did not have a material impact on the Company’s consolidated financial condition, results of operations, cash flows, business process, controls or systems.

The core principle underlying the revenue recognition ASU is that the Company will recognize revenue to represent the transfer of goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. All of the Company’s contracts have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and is, therefore, not distinct. The initial payments received from pre-ordering are recorded in the advance from customers on the balance sheets and will not be recognized as revenue until transfer of goods. Shipping and handling are activities to fulfill the Company’s promise to transfer goods to customers, which are included in the sale price of the goods.

F-15

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Revenue recognition (continued)

Revenue is recognized or realizable and earned when all five of the following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or as) the Entity Satisfies a Performance Obligation. The Company recognizes revenue based upon gross sales minus sales returns and sales incentives that the Company offers to its customers, such as discounts. Revenue is reported net of all value added taxes. The Company generally does not permit customers to return products and historically, customer returns have been immaterial.

Revenue expected to be recognized in any future periods related to remaining performance obligations is recorded in advances from customers. As of June 30, 2024 and December 31, 2023, the balance of advances from customers was $1,093,706 and $1,004,832, respectively.

The following table sets forth the breakdown of our net revenue for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30
	2024		2023
		% of		% of
	Net	total	Net	total
Product category	revenue	revenue	revenue	revenue
Grains, oil, and spices	$13,036	15.1%	$81,322	0.8%
Beverages, alcohol and tea	$23,245	27.0%	$1,509,091	14.1%
Meat, poultry and eggs	$6,343	7.3%	$12,895	0.1%
Other food	$35,607	41.3%	$620,552	5.8%
Fresh fruits and vegetables	$6,864	8.0%	$9,112	0.1%
Groceries	$824	1.0%	$93,162	0.9%
Dried seafood	$240	0.3%	$832	0.0%
SMS service	$-	0.0%	$8,356,277	78.2%
Total	$86,159	100%	$10,683,243	100%

On January 1, 2017, the Company also adopted ASU 2016-08 Principle versus Agent Considerations (Reporting Revenue Gross versus Net), which amended the principal-versus-agent implementation guidance and illustrations in ASU 2014-09 to clarify how the principal-versus-agent indicators should be evaluated to support an entity’s conclusion that it controls a specified good or service before it is transferred to a customer. Under the new revenue standards, when a third party is involved in providing goods or services to a customer, the entity must determine whether its performance obligation is to provide the good or service itself (i.e., the entity is a principal) or to arrange for another party to provide the good or service (i.e., the entity is an agent). An entity makes this determination by evaluating the nature of its promise to the customer. An entity is a principal (and, therefore, records revenue on a gross basis) if it controls the promised good or service before transferring it to the customer. An entity is an agent (and records as revenue the net amount it retains as a commission) if its only role is to arrange for another entity to provide the goods or services.

F-16

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Revenue recognition (continued)

Sales on website

The Company operates an online platform to sell Clean Food to retail customers and recognizes revenue on a gross basis. The Company is a principal because it controls the promised good or service before transferring it to a customer. This control is determined by the following indicators 1) The Company is the primary obligor in the sales transaction and responsible for providing products and service. 2) The Company bears the inventory risk. The Company will first indemnify customers for product damages and then request reimbursements from suppliers if the suppliers are determined to be responsible for the damages. 3) The Company selects suppliers and runs the entire sales process. 4) The Company sets the product price and has control over the entire transaction.

Sales offline

In the second half of 2020, the Company started the offline sales which mainly focused on the non-retail customers. For the offline sales, the customers order goods from the Company according to their own needs, then the company will order the corresponding products from the suppliers. The Company’s offline sales have the following categories: grains, fruits, vegetables and meat. Revenue is confirmed upon receipt of the goods. Payment will be made by the customer after the invoice is issued. The Company is a principal because it controls the promised goods or services before transferring them to a customer. This control is determined by the following indicators 1) The Company is the primary obligor in the sales transaction and responsible for providing products and services. 2) The Company bears the inventory risk. The Company will first indemnify customers for product damage and then request reimbursement from suppliers if the suppliers are determined to be responsible for the damage. 3) The Company selects suppliers and runs the entire sales process. 4) The Company sets the product price and has control over the entire transaction.

Service revenue

The Company generate substantially all of the Company’s services revenue from the following service:

(1)	Communication Platform-as-a-Service (“CPaaS”) which allows customers to send text messages using the Company’s cloud-based platform through the new acquired subsidiary Code Beating; The Company account for revenue from customers’ usage of text message on the Company’s CPaaS platform as a separate performance obligation. The Company’s service fees are determined by applying the contractual unit price to the monthly usage volume of text messages sent and a contractual monthly fixed charge per subscriber multiplied by the number of subscribers recorded by the Company’s CPaaS platform where relevant. The cloud-based services to send text messages are sold separately to customers with observable standalone selling prices. In accordance with ASC 606, the Company recognize revenue upon the transfer of control of promised services provided to the Company’s customers, in the amount of consideration the Company expect to receive for those services (excluding sales taxes collected on behalf of government authorities). The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

(2)	Providing technical solutions to customers: The Company generates revenue from providing technical and maintenance services under separate contracts to customers as a principal. The terms of pricing stipulated in the contracts are fixed. One performance obligation is identified in the contracts with customers. Revenue is recognized upon the transfer of control of promised services provided to the Company’s customers, in the amount of consideration the Company expect to receive for those services (excluding sales taxes collected on behalf of government authorities). The Company’s revenue contracts generally do not include a right of return in relation to the delivered products or services.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

● Cost of revenues

The shipping and handling costs as well as the cost of purchased Clean Food products listed for sale on the Company’s platform are included as part of cost of goods sold. The Company expenses shipping and handling costs in conjunction with sale of its products as incurred.

● Sales and marketing expense

Advertising, sales and marketing costs consist primarily of costs for the promotion of business brand and product marketing. The Company expensed all marketing and advertising costs as incurred.

● Research and development expense

Research and development expenditures include salaries, wages and other costs of personnel engaged in research and development. Costs of services performed by others for research and development on the Company’s behalf are expensed when incurred. The Company’s research and development expense primarily includes software development and testing.

F-17

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Income taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the six months ended June 30, 2024 and 2023. The Company accounts for income taxes in accordance with ASC740, “Income Taxes”. The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period, including from tax planning strategies, and the Company’s experience with similar operations. Existing favorable contracts and the ability to sell products into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carryforward periods that are not long enough to allow for the utilization of a deferred tax asset based on existing projections of income. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances, resulting in a future charge to establish a valuation allowance.

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized. There were no material uncertain tax positions as of June 30,2024 and December 31, 2023. All tax returns since the Company’s inception are subject to examination by tax authorities.

● Value added taxes (“VAT”)

Sales represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on inventory acquired. The Company recorded a VAT payable net of payments in the accompanying financial statements. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Before April 30, 2019, the Company’s product sales revenues were subject to VAT at a reduced rate of 3% and subject to surcharges at a reduced surcharge rate of 6% of the VAT payable since the company is qualified as a small-scale enterprise. Starting from May 1, 2019, the Company is no longer qualified as a small-scale enterprise. The Company’s grains, oil, and spices products are subject to 9% VAT and the other products are subject to 13% VAT. All the Company’s products are subject to tax surcharges at 12% of the VAT payable.

F-18

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Foreign currency transactions and translations

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of the Company is the Renminbi (“RMB’), and PRC is the primary economic environment in which the Company operates. The reporting currency of these combined financial statements is the United States dollar (“US Dollars” or “$”).

For financial reporting purposes, the financial statements of the Company, which are prepared using the RMB, are translated into the Company’s reporting currency, the United States Dollar. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates when capital transaction occurred. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income (loss) in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. The resulting exchange differences are included in the determination of net loss of the consolidated financial statements for the respective periods.

The exchange rates used for foreign currency translation were as follows (US Dollars $1 = RMB):

	Period/Year End	Average
06/30/2024	7.2672	7.2150
12/31/2023	7.0999	7.0809
06/30/2023	7.2513	6.9283

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

● Comprehensive loss

Comprehensive loss is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding those resulting from investments by and distributions to shareholders. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, only consists of cumulative foreign currency translation adjustment.

F-19

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Fair value of financial instruments

The Company also follows the guidance of the ASC Topic 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g., Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The carrying amounts reported in the balance sheets for cash, accounts receivable, net, loan receivable, advances to suppliers, other current assets, accounts payable, advance from customers, tax payable, other payables and accrued liabilities approximate their fair value based on the short-term maturity of these instruments.

● Concentration risk

A majority of the Company’s transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. Under PRC regulations, each bank account is insured by People’s bank of China with the maximum amount of RMB 500,000 (approximately US$68,802). The cash balance held in the PRC bank accounts and other third party payment platform was $3,094,071 and $16,062,047 as of June 30, 2024 and December 31, 2023, respectively.

For the six months ended June 30, 2024 and 2023, most of the Company’s assets were located in the PRC and all of the Company’s revenues were derived from the PRC.

For the six months ended June 30, 2024, three major suppliers accounted for approximately 20.3%, 16.8% and 14.6% of total purchase. For the six months ended June 30, 2023, three major suppliers accounted for approximately 33.7%, 29.2%, and 13.1% of total purchase. As of June 30, 2024, no major supplier accounted for more than 10% of the advance to suppliers and accounts payable balance. As of December 31, 2023, one major supplier accounted for approximately 38.2% of the advance to suppliers balance.

F-20

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

● Recent accounting pronouncements

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The Board is issuing the amendments in this Update to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The Board decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)”: Improvements to Reportable Segment Disclosures. This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

F-21

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. ACQUISITIONS

● The acquisition of Yundian

On March 31, 2022, the Company entered into a Share Purchase Agreement (“SPA”) with Magnum International Holdings Limited, a British Virgin Islands business company (the “Yundian BVI”), and all the shareholders of Yundian BVI, who collectively hold 100% issued and outstanding shares of Yundian BVI (the “Sellers”). Yundian BVI indirectly owns 100% of Dalian Yundian Zhiteng Technology Company Limited (“Yundian”), a company organized under the laws of the PRC, via Yundian BVI’s wholly-owned subsidiary in Hong Kong, Yun Tent Technology Company Limited. Yundian is a company engaging in the information technology and communication engineering based in Dalian, China. Pursuant to the SPA, the Company agreed to acquire 100% of the issued and outstanding shares of Yundian BVI. Upon the closing, the aggregate purchase price for Yundian was $6,372,000 and 9,000,000 Ordinary Shares was provided. The closing of the Yundian SPA occurred on April 19, 2022.

These transactions were accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The results of the Yundian’s operations have been included in the Company’s consolidated financial statements since April 19, 2022. The revenue and net loss of the Yundian from the acquisition date to December 31, 2022 was $21,595 and $952,590 respectively.

The following summarizes the identified assets acquired and liabilities assumed pursuant to the acquisition of Yundian as of April 19, 2022:

Items	Amount
Assets
Cash and cash equivalents	$4,402
Other current assets	36,575

Goodwill	6,596,636
Liabilities
Accounts payable	(141)

Accrued expenses and other current liabilities	(265,472)
Total net assets	$6,372,000

The fair value of all assets acquired and liabilities assumed is the estimated book value of the Yundian. Goodwill represents the excess of the fair value of purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of Yundian at the acquisition date.

The following unaudited pro forma consolidated financial information for the year ended December 31, 2022 is presented as if the acquisitions had been consummated on January 1, 2022 and after giving effect to acquisition accounting adjustments. These pro forma results have been prepared for illustrative purpose only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results.

Unaudited pro forma consolidated statements of operations and other comprehensive loss for the year ended December 31, 2022:

Items	Year ended December 31, 2022
Revenue	$10,978,767
Net loss	$(11,219,853)

F-22

4. ACQUISITIONS (CONTINUED)

● The acquisition of Code Beating

On June 23, 2022, the Company entered into a Stock Purchase Agreement (“SPA”) with Mahaotiaodong Information Technology Company Limited (the “Mahao BVI”) to acquire Code Beating (Xiamen) Technology Company Limited (“Code Beating”). Upon the closing, the aggregate purchase price for Code Beating was $6,120,000 and 10,000,000 Ordinary Shares was provided. The closing of the Code Beating SPA occurred on June 23, 2022.

These transactions were accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The results of the Code Beating’s operations have been included in the Company’s consolidated financial statements since June 23, 2022. The revenue and net income of the Code Beating from the acquisition date to December 31, 2022 was $8,680,972 and $596,412 respectively.

The following summarizes the identified assets acquired and liabilities assumed pursuant to the acquisition of Yundian as of June 23, 2022:

Items	Amount
Assets
Cash and cash equivalents	$21
Accounts receivable	613,198
Advances to suppliers, net	4,343,744
Other current assets	78,073
Goodwill	5,956,203
Liabilities
Accounts payable	(440,392)
Advance from customer	(4,410,090)
Accrued expenses and other current liabilities	(20,757)
Total net assets	$6,120,000

The fair value of all assets acquired and liabilities assumed is the estimated book value of the Code Beating. Goodwill represents the excess of the fair value of purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of Code Beating at the acquisition date.

The following unaudited pro forma consolidated financial information for the year ended December 31, 2022 is presented as if the acquisitions had been consummated on January 1, 2022 and after giving effect to acquisition accounting adjustments. These pro forma results have been prepared for illustrative purpose only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results.

Unaudited pro forma consolidated statements of operations and other comprehensive loss for the year ended December 31, 2022:

Items	Year ended December 31, 2022
Revenue	$11,977,268
Net loss	$(11,218,447)

● The acquisition of Yuanxing

On December 12, 2022, the Company entered into a Share Purchase Agreement (“SPA”) with Xinfuxin International Holdings Limited, a British Virgin Islands business company (the “Yuanxing BVI”), and all the shareholders of Yuanxing BVI, who collectively hold 100% issued and outstanding shares of Yuanxing BVI (the “Sellers”). Yuanxing BVI indirectly owns 100% of Hunan Yuanxing Chanrong Technology Co., Ltd (“Yuanxing”), a company organized under the laws of the PRC, via Yuanxing BVI’s wholly-owned subsidiary in Hong Kong, Antai Medical Limited. Pursuant to the SPA, the Company agreed to acquire 100% of the issued and outstanding shares of Yuanxing BVI. Upon the closing, the aggregate purchase price for Yuanxing was $2,640,000 and 12,000,000 Ordinary Shares was provided. The closing of the Yuanxing SPA occurred on December 23, 2022.

F-23

4. ACQUISITIONS (CONTINUED)

These transactions were accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The results of the Yuanxing’s operations have been included in the Company’s consolidated financial statements since December 23, 2022. The revenue and net loss of the Yuanxing from the acquisition date to December 31, 2022 was $537,252 and $169,034 respectively.

The following summarizes the identified assets acquired and liabilities assumed pursuant to the acquisition of Yuanxing as of December 23, 2022:

Items	Amount
Assets
Cash and cash equivalents	$12,484
Accounts receivable	767,120
Advances to suppliers, net	216,927
Other current assets	231,687
Property and equipment, net	3,329
Other non-current assets	17,631
Goodwill	1,744,366
Liabilities
Accounts payable	(203,901)
Advance from customer	(21,487)
Accrued expenses and other current liabilities	(128,156)
Total net assets	$2,640,000

The fair value of all assets acquired and liabilities assumed is the estimated book value of the Yuanxing. Goodwill represents the excess of the fair value of purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of Yuanxing at the acquisition date.

The following unaudited pro forma consolidated financial information for the year ended December 31, 2022 is presented as if the acquisitions had been consummated on January 1, 2022 and after giving effect to acquisition accounting adjustments. These pro forma results have been prepared for illustrative purpose only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results.

Unaudited pro forma consolidated statements of operations and other comprehensive loss for the year ended December 31, 2022:

Items	Year ended December 31, 2022
Revenue	$12,540,220
Net loss	$(10,811,082)

F-24

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. ACCOUNTS RECEIVABLE, NET

	June 30,	December 31,
	2024	2023
Accounts receivable	$2,386,443	3,281,974
Less: allowance for credit losses	(398,099)	(407,480)
Accounts receivable, net	$1,988,344	2,874,494

The movement of the allowance for credit losses was as follows:

	June 30,	December 31,
	2024	2023
Balance as of the beginning of period	$407,480	400,262
Additions charged to bad debt expense	-	29,287
Translation adjustments	(9,381)	(22,069)
Balance as of the end of period	$398,099	407,480

As of June 30, 2024 and December 31, 2023, the Company has accounts receivable, net of $1,988,344 and $2,874,494. The allowance for doubtful accounts was $398,099 and $407,480 as of June 30, 2024 and December 31, 2023.

6. OTHER CURRENT ASSETS

The other current assets as of June 30, 2024 and December 31, 2023 consist of the following:

	June 30,	December 31,
	2024	2023
Staff advance	$674,379	436,145
Deposit	91,419	88,650
VAT recoverable	-	2,780
Others	125,369	64,780
Subtotal	891,167	592,355
Less: allowance for credit losses	(123,954)	(126,875)
Total of other current assets	$767,213	465,480

	June 30,	December 31,
	2024	2023
Balance as of the beginning of year	$126,875	-
Additions charged to bad debt expense	-	116,402
Translation adjustments	(2,921)	10,473
Balance as of the end of year	$123,954	126,875

7. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	June 30,	December 31,
	2024	2023

Computer and accessories	$87,117	$89,170
Office Equipment	24,835	25,420
Vehicle	24,781	25,365
Leasehold improvement	342,449	350,518
Less: accumulated depreciation	(421,070)	(414,003)
Property and equipment, net	$58,112	$76,470

Depreciation expense for the six months ended June 30, 2024 and 2023 was $ 16,718 and $ 31,613, respectively.

8. GOODWILL

Balance as of December 31, 2023	$-
Addition	-
Impairment loss	-
Effect of exchange rate	-
Balance as of June 30, 2024	$-

Balance as of December 31, 2022	$7,700,569
Addition	-
Impairment loss	-
Effect of exchange rate	-
Balance as of June 30, 2023	$7,700,569

The goodwill associated with the acquisition of: (i) Yundian of $6,596,636; (ii) Code Beating of $5,956,203 and (iii) Yuanxing of $1,744,366, were initially recognized at the acquisition closing dates. The Company estimated the fair value of acquired assets and liabilities with the assistance of an independent valuation firm.

As of June 30, 2024 and December 31, 2023, the goodwill both amounted to nil. Impairment losses for the six months ended June 30, 2024 and 2023 were nil.

F-25

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. BANK LOANS

Bank loans represent the amounts due to various banks that are due within and over one year. As of June 30,2024 and December 31, 2023, bank loans consisted of the following:

	June 30, 2024	December 31, 2023
Short-term bank loans:
Loan from Bank of Jiangsu (1)	$38,529	$39,437
Loan from China Construction Bank (3)	249,064	$254,933
Loan from Shenzhen Qianhai Weizhong Bank (2)	121,092	123,945
	$408,685	$418,315

(1)	On July 7, 2021, Meiwu Shenzhen entered into a loan agreement with Bank of Jiangsu to borrow $47,054 as working capital for one year, with maturity date of July 7, 2022. The loan bears a fixed interest rate of 7.1775% per annum. On July 30, 2022, Meiwu Shenzhen entered into a loan agreement with Bank of Jiangsu to borrow $43,496 as working capital for one year, with maturity date of July 30, 2023. The loan bears a fixed interest rate of 7.134% per annum. The maturity date of this loan is extended to October 31, 2023.

(2)	On September 16, 2021, Meiwu Shenzhen entered into a loan agreement with Shenzhen Qianhai Weizhong Bank to borrow $414,072 as working capital for two years, with maturity date of September 16, 2023. The loan bears a fixed interest rate of 8.46% per annum. The loan is guaranteed by Mr. Changbin Xia, for whom the chief executive officer of Meiwu Shenzhen. The maturity date of this loan is extended to March 16, 2024

(3)	On January 6, 2022, Meiwu Shenzhen entered into a loan agreement with China Construction Bank to borrow $217,045 as working capital for one year, with maturity date of January 6, 2023. The loan bears a fixed interest rate of 4.0525% per annum. And the maturity date of this loan is extended to April 16, 2023.On October 14, 2022, Meiwu Shenzhen entered into a loan agreement with China Construction Bank to borrow $71,768 as working capital for one year, with maturity date of October 14, 2023. The loan bears a fixed interest rate of 3.90% per annum.

Due to (1), (2) and (3) breach of the covenant, the banks are contractually entitled to request for immediate repayment of the outstanding loans amount of $408,685. The outstanding balance are presented as a current liabilities as of June 30, 2024.

As of the date when these consolidated financial statements were approved by the management, management is in the process of renegotiating the terms of the loans arrangement with the banks and expects that a revised loan agreement will be in place after the financial year end.

10. ACCOUNTS PAYABLE

The accounts payable as of June 30,2024 and December 31, 2023 consist of the following:

	June 30,	December 31,
	2024	2023
Accounts payable to suppliers	$240,989	315,144
Accounts payable for SMS service	1,551,877	2,232,661
Total of Accounts payable	$1,792,866	2,547,805

F-26

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. RIGHT-OF-USE ASSETS

The Company leases office and restaurant premises under non-cancelable operating lease agreements, with an option to renew the leases. Per the new lease standard ASC 842-10-55, these leases are treated as operating leases. Management determined the loan interest rate of 4.75% is the weighted average discount rate for the lease that began in 2018. The rental expense for the six months ended June 30, 2024 and 2023 was $52,864 and $57,678, respectively. All leases are on a fixed payment basis. None of the leases include contingent rentals.

Rights-of-use assets, net consisted of the following:

	June 30,	December 31,
	2024	2023
Leased properties under operating lease	$287,223	293,991
Less: accumulated amortization	(220,757)	(174,935)
Right-of-use assets	$66,466	119,056

The Company does not have any variable lease costs. Cash payment made under the lease agreements is $60,262 and $54,967 for the six months ended June 30, 2024 and 2023, respectively. The weighted-average remaining lease term is 0.67 and 1.16 years as of June 30, 2024 and December 31, 2023. Interest expense was $2,653 and $5,390 for the six months ended June 30,2024 and 2023 respectively.

Future lease commitments

2024	$60,767
2025	20,256
Total Lease Payments	$81,023
Less: imputed interest	$(1,395)
Present value of lease liabilities	$79,628
Lease liabilities - Current	$79,628
Lease liabilities – Non current	-

Amortization expense was recognized as lease expense in general and administrative expense. Non-cash portion of amortization expense was $42,056 and $51,877 for the six months ended June 30, 2024 and 2023, respectively.

The estimated amortization expenses for each of the five succeeding years is as follows:

Year ending	Amortization expense
2024	49,850
2025	16,616
Total	$66,466

On February 23, 2022, Shenzhen Bao’an Industrial Investment Group Co., Ltd(“Bao’an Industrial Investment”) entered a lease with Meiwu Shenzhen to lease our executive offices to us for a lease term from March 1, 2022 to February 28, 2025, at a monthly net rent of RMB49,743.65 (approximately, $7,802) from March 1, 2022 to February 28, 2023, a monthly net rent of RMB52,230.83 (approximately, $8,192) from March 1, 2023 to February 29, 2024 and a monthly net rent of RMB54,844.64 (approximately, $8,602) from March 1, 2024 to February 28, 2025.

F-27

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. EQUITY

Ordinary shares

Meiwu Technology Company Limited is established under the laws of British Virgin Islands on December 4, 2018 with 50,000 authorized and issued ordinary shares of par value USD$1.00 each in class. Subsequently on November 15, 2019, the Company issued 16,666 new shares for $16,666, with a par value of USD$1.00, and issued ordinary shares became 66,666 in total. On November 27, 2019, the board of directors of the Company approved written resolutions that the authorized and issued shares in the Company change from a par value of USD$1.00 each of a single class to no par value each of a single class, and that the 66,666 shares of no par value each of a single class in issue be divided pro-rata into 20,000,000 shares of no par value each of a single class. As a part of the company’s recapitalization prior to completion of its initial public offering, the Company has retroactively restated all shares and per share data.

The Company completed IPO of 5,000,000 shares of ordinary shares and 999,910 ordinary shares offered by the selling shareholder, Eternal Horizon International Company Limited at a price of US$5.00 per share to the public for a total of $29,999,550 of gross proceeds. Net proceeds were $26.5 million after deducting $3.5 million in underwriter’s fee and expenses.

On November 23, 2021, the Company entered into a Share Purchase Agreement (“SPA”) with Boxinrui International Holdings Limited, a British Virgin Islands business company (the “Anxin BVI”), and all the shareholders of Anxin BVI, who collectively hold 100% issued and outstanding shares of Anxin BVI (the “Sellers”). Anxin BVI indirectly owns 100% of Beijing Anxin Jieda Logistics Co., Ltd. (“Anxin”), a company organized under the laws of the PRC, via Anxin BVI’s wholly-owned subsidiary in Hong Kong, Hong Kong Anxin Jieda Co., Limited. Anxin is a company engaging in the business of transportation and logistics based in Beijing, China. Pursuant to the SPA, at the closing, we shall deliver to the Sellers a total of 7,968,755 ordinary shares, no par value (“Ordinary Shares”), however, if the audit of the Anxin’s financial statements for the years ended December 31, 2020 and 2019 is not completed by the sixty-fifth (65th) day following the date of the SPA, the 50% of the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation. As of March 11, 2022, Anxin BVI failed to deliver the audited financial statements of Anxin for the year ended December 31, 2020 and 2019. Therefore, we entered into a termination agreement, (the “Termination Agreement”) pursuant to which, the parties agreed to terminate the transaction as contemplated by the SPA and the Sellers agreed to return 7,968,755 Ordinary Shares to the Company immediately and such Ordinary Shares were forfeited and reserved as the treasury shares of the Company on June 14, 2022.

In March 2022, the Company adopted a share incentive plan, which is referred to as the 2022 Equity Incentive Plan (“the 2022 Plan”). The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of the Company’s business. Under the 2022 Plan, the maximum aggregate number of Shares that may be issued under the Plan is 4,945,313 Shares.

On March 31, 2022, the Company entered into a Share Purchase Agreement (“SPA”) with Magnum International Holdings Limited, a British Virgin Islands business company (the “Yundian BVI”), and all the shareholders of Yundian BVI, who collectively hold 100% issued and outstanding shares of Yundian BVI (the “Sellers”). Yundian BVI indirectly owns 100% of Dalian Yundian Zhiteng Technology Company Limited (“Yundian”), a company organized under the laws of the PRC, via Yundian BVI’s wholly-owned subsidiary in Hong Kong, Yun Tent Technology Company Limited. Yundian is a company engaging in the information technology and communication engineering based in Dalian, China. Pursuant to the SPA, the Company agreed to acquire 100% of the issued and outstanding shares of Yundian BVI. Upon the closing, the Company shall deliver to the Sellers total consideration of US$8.1 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.9 per share, for a total of 9,000,000 Ordinary Shares (“Share Consideration”) provided, however, if the audit of the Yundian’s financial statements for the years ended December 31, 2021 and 2020 is not completed by the sixty-fifth (65th) day following the closing date of the transaction contemplated in the SPA, all the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation. The closing of the Yundian SPA occurred on April 19, 2022.

F-28

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. EQUITY (CONTINUED)

On June 23, 2022, the Company entered into a Share Purchase Agreement (“SPA”) with Mahaotiaodong Information Technology Company Limited, a British Virgin Islands business company (the “Mahao BVI”), and all the shareholders of Mahao BVI, who collectively hold 100% issued and outstanding shares of Mahao BVI (the “Sellers”). Mahao BVI indirectly owns 100% of Code Beating (Xiamen) Technology Company Limited (“Code Beating”), a company organized under the laws of the PRC, via Mahao BVI’s wholly-owned subsidiary in Hong Kong, DELIMOND Limited. Code Beating is a company engaging in providing Internet access and related services based in Xiamen, China. Pursuant to the SPA, the Company agreed to acquire 100% of the issued and outstanding shares of Mahao BVI. Upon the closing, the Company shall deliver to the Sellers total consideration of US$6 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.6 per share, for a total of 10,000,000 Ordinary Shares (“Share Consideration”) provided, however, if the audit of the Code Beating’s financial statements for the years ended December 31, 2021 and 2020 is not completed by the sixty-fifth (65th) day following the closing date of the transaction contemplated in the SPA, all the Share Consideration paid to each Seller shall be forfeited and returned to the Company for cancellation. The closing of the Code Beating SPA occurred on June 23, 2022.

On December 12, 2022, the Company entered into a Share Purchase Agreement (“SPA”) with Xinfuxin International Holdings Limited, a British Virgin Islands business company (the “Yuanxing BVI”), and all the shareholders of Yuanxing BVI, who collectively hold 100% issued and outstanding shares of Yuanxing BVI (the “Sellers”). Yuanxing BVI indirectly owns 100% of Hunan Yuanxing Chanrong Technology Co., Ltd (“Yuanxing”), a company organized under the laws of the PRC, via Yuanxing BVI’s wholly-owned subsidiary in Hong Kong, Antai Medical Limited. Pursuant to the SPA, the Company agreed to acquire 100% of the issued and outstanding shares of Yuanxing BVI. Upon the closing, the Company shall deliver to the Sellers total consideration of US$9.6 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.8 per share, for a total of 12,000,000 Ordinary Shares (“Share Consideration”). The closing of the Yuanxing SPA occurred on December 23, 2022.

On February 21, 2024 under the incentive plan registered of the Company issuance of 438,498 Ordinary Shares with a cost basis of $1.01 per share.

As of June 30, 2024 and December 31, 2023, 3,361,823 and 2,923,325 ordinary shares were issued and outstanding with no par value, respectively.

Share Consolidation

On November 27, 2023, the shareholders of the Company held an extraordinary general meeting (the “Meeting”) and approved by an ordinary resolution of a share consolidation (the “Share Consolidation”) that every thirty-five (35) issued and unissued ordinary shares of the Company be consolidated into one (1) ordinary shares issued. As a consequence of the Share Consolidation, the par value of each issued and authorized but unissued ordinary share of the Company will remain as no par value. The Company believes it is appropriate to reflect the Share Consolidation of its Ordinary Shares on a retroactive basis pursuant to ASC 260. All shares and per share data for all the periods presented have been retroactively restated.

Additional Paid-in Capital

The additional paid-in capital at June 30, 2024 and December 31, 2023 was $44,515,833 and $44,515,833, respectively. During the six months ended June 30, 2024 and 2023, zero and $ 5,944,267 were contributed to the Company.

13. RELATED PARTY BALANCES AND TRANSACTIONS

(1) Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Hanwu Yang	Shareholder of the Company
Changbin Xia	Shareholder of the Company
Eternal Horizon International Company Limited	As a shareholder of the Company before December 15, 2020
Yanping Guo	Legal representative of Vande
Mishan City Shenmi Dazhong Management Consulting Partnership (“ShenMi DaZhong”)	Shareholder of the Company
Haiyan Qin, Hui Wang and other 11 individuals	Shareholders of ShenMi DaZhong
Shan’xi Nongbei New Agriculture Technology Co., Ltd and other 8 companies	Associated with shareholders of ShenMi DaZhong

F-29

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(2) Due to related parties

	June 30, 2024	December 31, 2023

Eternal Horizon International Company Limited(1)	$2,200,194	$2,257,397
Changbin Xia(2)	$1,378,147	1,410,621
Other	236,841	244,588
Total	$3,815,182	$3,912,606

(1)	During IPO, the underwriters purchased 999,910 ordinary shares from a selling shareholder for $4,999,550. The gross proceeds were wired into the Company’s account and was invested in loan receivable together with net proceeds from IPO. The Company paid $2.6 million to the underwriters for the year ended December 31, 2022.

(2)	The Company borrowed loans as working capital from one shareholder Changbin Xia as well as the legal representative of Vande. The balance due to related parties is interest-free and due on demand.

F-30

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. TAXATION

Income Tax

Meiwu Technology Company Limited was incorporated in the British Virgin Islands (“BVI”) as an offshore holding company. Under the current law of the BVI, Meiwu Technology Company Limited is not subject to tax on income or capital gains. Additionally, upon payments of dividends by Meiwu Technology Company Limited to its shareholders, no BVI withholding tax will be imposed.

Meiwu Technology Company Limited’s subsidiary Shenzhen Vande Technology Co., Limited was incorporated in Hong Kong and does not conduct any substantial operations on its own. No provision for Hong Kong profits tax has been made in the financial statements as Shenzhen Vande Technology Co., Limited has no assessable profits. Additionally, upon payments of dividends by Shenzhen Vande Technology Co., Limited to its shareholders, no Hong Kong withholding tax will be imposed.

Meiwu Zhishi Technology (Shenzhen) Co., Ltd, formerly known as Wunong Technology (Shenzhen) Co., Ltd, the Company’s PRC operating subsidiaries and VIE, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises.

During the six months ended June 30, 2024 and 2023, the Company and its subsidiary have incurred a net loss approximately of $0.3 million and $0.3 million As a result, the Company and its subsidiary did not incur any EIT during the six months ended June 30, 2024 and 2023.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to assess underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities remain subject to examination by the tax authorities based on the above.

For the six months ended June 30, 2024 and 2023, the Company was subject to a 25% statutory income tax rate.

Reconciliation between the statutory rate and the effective tax rate is as follows for the six months ended June 30, 2024 and 2023.

	2024	2023
PRC statutory tax rate	25%	25%
Foreign loss not recognized in PRC	(12)%	(124)%
Permanent difference and others	-	160%
Change in valuation allowance	(65)%	253%
Effective tax rate	(52)%	314%

Deferred Tax

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of June 30, 2024 and December 31, 2023, valuation allowance was provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized. The Company had deferred tax assets as of June 30, 2024 and December 31, 2023, which can be carried forward to offset future taxable income. The management determines it is more likely than not that deferred tax assets could not be recognized, so full allowances were provided as of June 30, 2024 and December 31, 2023. The operating loss generated from tax year ending December 31, 2018 carry forward incurred by the Company and subsidiary will expire in year 2024. The Company maintains a full valuation allowance against its deferred tax assets, since due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future earnings to utilize its deferred tax assets.

F-31

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. TAXATION (CONTINUED)

The Company’s deferred tax assets were as follows:

	June 30, 2024	December 31, 2023

Tax effect of net operating losses carried forward	92,851	15,445,085
Valuation allowance	(92,851)	(15,445,085)
Deferred tax assets, net	$-	$-

There were no uncertain tax positions as of June 30, 2024 and December 31, 2023, and the Company does not believe that this will change over the next twelve months.

15. SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has three operating segments as defined by ASC 280, including Clean Food platform, restaurant, and others.

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker. The following table presents summary information by segment for the six months ended June 30, 2024 and 2023, respectively:

	For the six months ended June 30, 2024
	Clean Food Platform	Technical Service	Total
Revenues	$86,159	$-	$86,159
Cost of goods sold	42,089	-	42,089
Gross profit	44,070		44,070
Depreciation and amortization	43,122	-	43,122
Capital expenditures	-	-	-
Loss from operations	(715,437)	(13,056)	(728,493)
Income tax benefits	-	371,568	371,568
Segment (loss) profit	(704,124)	358,513	(345,611)
Segment assets	$17,783,610	$2,271,195	$20,054,805

	For the six months ended June 30, 2023
	Clean Food Platform	Technical Service	Total
Revenues	$2,326,966	$8,356,277	$10,683,243
Cost of goods sold	969,172	7,259,205	8,228,377
Gross profit	1,357,794	1,097,072	2,454,866
Depreciation and amortization	83,490	-	83,490
Capital expenditures	5,496	-	5,496
(Loss) Income from operations	(696,346)	737,558	41,212
Provision for income taxes	(511)	(210,857)	(211,368)
Segment (loss) profit	(805,328)	526,702	(278,626)
Segment assets	$26,036,470	$11,463,372	$37,499,842

F-32

MEIWU TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. COMMITMENTS

Non-cancellable operating leases

The following table sets forth our contractual obligations as of June 30, 2024.

	Payment due by June 30,
	Total	2025	2026	2027	2028
Operating lease commitments for property management expenses under lease agreements	$26,440	$26,440	$-	$-	$-

17. SUBSEQUENT EVENTS

On October 22, 2024, the chairman of the Company (the “Selling Shareholder”), Changbin Xia, purchased 30,000,000 Ordinary Shares at a per share price of $0.80, pursuant to a certain securities purchase agreement (the “SPA”), entered into between the Company and the Selling Shareholder.

On October 24, 2024, the Company issued up to 30,000,000 ordinary shares, no par value each (the “Ordinary Shares”).

These unconsolidated financial statements were approved by management and available for issuance on November 15, 2024. The Company has evaluated subsequent events through this date and concluded that there are no additional reportable subsequent events other than that disclosed in above.

F-33